UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 1-13283

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PENN VIRGINIA CORPORATION

THREE RADNOR CORPORATE CENTER, SUITE 300

100 MATSONFORD ROAD

RADNOR, PA 19087

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

MAILLE, FALCONIERO & COMPANY, LLP Certified Public Accountants and Business Counselors

PO Box 3068
West Chester, PA 19381-3068
610-696-4353

FAX NO.: 610-430-8811
www.maillie.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Penn Virginia Corporation and Affiliated Companies

Employees’ 401(k) Plan

Radnor, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Companies Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 10 and 11 through 24 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly presented in all material respects in relation to the basic financial statements taken as a whole.

/s/ Maillie, Falconiero & Company

West Chester, Pennsylvania

May 18, 2006

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2005 and 2004

	2005	2004
ASSETS
Investments at fair value
Cash	$2,025	$2,171
Common stock	20,901,406	15,208,899
Registered investment company mutual funds	7,214,675	5,497,264
Common/Collective Funds	1,759,185	885,684
Participant loans receivable	159,722	81,573

	30,037,013	21,675,591
Receivables
Employer contributions	239,393	11,376
Employee contributions	—	19,072

	239,393	30,448

TOTAL NET ASSETS AVAILABLE FOR BENEFITS	$30,276,406	$21,706,039

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2005

ADDITIONS TO NET ASSETS
Investment income
Interest and dividends	$433,380
Net appreciation in fair value of investments	5,989,033
Realized gain on the sale of investments	273,288
Interest, participant loans	7,265

6,702,966
Contributions
Employer	931,321
Employee	1,260,407

2,191,728
Other activity	1,243

TOTAL ADDITIONS	8,895,937

DEDUCTIONS FROM NET ASSETS
Benefits paid to participants	1,470,791
Administrative fees	12,313

TOTAL DEDUCTIONS	1,483,104

NET INCREASE IN NET ASSETS PRIOR TO TRANSFER	7,412,833

ASSETS TRANSFERRED INTO THE PLAN	1,157,534

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	21,706,039

END OF YEAR	$30,276,406

See accompanying notes.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND GENERAL DESCRIPTION OF THE PLAN

Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

Valuation of Investments

Investments are stated at fair value using quoted market prices. Investments in the PNC Investment Contract Fund are valued at their respective net asset values.

Revenue Recognition and Method of Accounting

All transactions are recorded on the accrual basis. Purchases and sales of investments are recorded based on the trade date. Investment income is recorded as earned. Realized gains or losses on security transactions are determined using the average cost of securities sold on the trade date. Expenses are recorded as incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Plan Expenses

For the year ended December 31, 2005, the Company paid expenses of the Plan which were in addition to the expenses paid from the participants’ individual accounts.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

General Description of the Plan

A general description of the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan follows. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. Employees of Penn Virginia Corporation and its affiliated companies (the “Company”) are eligible to participate in the Penn Virginia Corporation and Affiliated Companies Employees’ 401(k) Plan (the “Plan”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes an employee stock ownership plan (“ESOP”) feature, as defined in Internal Revenue Code Section 4975(e)7. The ESOP feature provides for discretionary employer contributions to the Plan.

Contributions

In 2005, participants may contribute up to the lesser of $14,000 or 50% of their annual compensation. The employer matching contributions equaled 100% of the employees’ elective deferral contribution up to 6% of compensation up to $210,000. Participants may also contribute amounts representing distributions from other qualified benefit plans (via a rollover into the Plan).

Participation

Employees are eligible to participate in the Plan immediately upon hire. Employees are eligible to receive an employer matching contribution upon attaining one year of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and the employer matching contribution, as well as an allocation of Plan earnings. Participants have access to their accounts 24 hours a day/7 days per week via a toll-free telephone number and a website. Fund transfers and investment election changes may be elected daily. A participant may stop, start, or change his/her 401(k) salary deferral rate at will.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

Plan Loans

Active employees may elect to take loans from the Plan at any given time. As required by law, a loan amount is limited to the lesser of $50,000 or 50% of the participant’s vested account and must be repaid within five years unless the loan is for the purchase of a primary residence. Loan repayments are processed via payroll deduction on an after-tax basis.

Vesting

Participants are always 100% vested in their own 401(k) salary deferral contributions, as well as the employer matching contributions.

Payment of Benefits

A participant may receive 100% of his/her account balance at termination of employment. In the event of a “qualified emergency,” an active employee may elect a withdrawal from his/her elective deferral contributions.

Voting Rights

Each participant is entitled to exercise the voting rights attributable to shares of Company stock held in his account in the trust with respect to all corporate matters upon which the Company’s shareholders are entitled or permitted to vote. Each participant has one vote for each share of stock credited to his account.

Plan Termination

The Plan may be terminated at any time by the Company. In the event of Plan termination, distribution of participant accounts shall be in accordance with Article XIII of the Plan document.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE B ADMINISTRATION OF THE PLAN

The Plan is administered by a committee of at least three members who are appointed and may be removed by the Company’s Board of Directors. The Board of Directors of the Company appointed PNC Bank, N.A. as trustee of the Plan. The Company pays for all administrative and recordkeeping costs associated with operating the Plan. Investment management fees charged by each mutual fund are netted against returns. Investment management fees charged by the PNC Investment Contract Fund (which is a collective investment fund) are charged to those participants with balances in those funds.

NOTE C TAX STATUS OF THE PLAN

The Plan has received a favorable determination letter from the Internal Revenue Service dated March 14, 2003, indicating that the Plan is a qualified plan under Section 401(k) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE D INVESTMENTS

The following presents investments at December 31, 2005 and 2004, which represent 5% or more of the Plan’s net assets:

	2005	2004
PNC Investment Contract Fund, 631,596 shares (2005)	$1,759,185	$885,684
Penn Virginia Corporation common stock, 364,136 shares (2005) and 374,880 shares (2004)	$20,901,406	$15,208,899

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE E TRANSFERS

The Plan executed a plan-to-plan transfer with the Cantera Profit Sharing/401(k) Savings Plan during the year ended December 31, 2005. The transferred net assets of $1,157,534 have been recognized in the accounts of the Plan at the balances as previously carried in the accounts of the transferred plan. The changes in net assets of the combined plan are included in the statement of changes in net assets available for benefits.

NOTE F RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of contributions per the financial statements to the Form 5500:

	Employer	Employee
Total contributions per financial statements	$931,321	$1,260,407
Add 2004 contributions receivable	11,376	19,072
Less 2005 contribution receivable	(239,393)	—

TOTAL CONTRIBUTIONS PER FORM 5500	$703,304	$1,279,479

The following is a reconciliation of the net appreciation in fair value of investments and realized gains on the sale of investments per the financial statements to the Form 5500:

	Net Appreciation in Fair Value of Investments	Realized Gains on the Sale of Investments
Total contributions per financial statements	$5,989,033	$273,288
Difference between the method used in the Form 5500 to calculate realized gains and losses on investments and the method used in financial statements	197,451	(197,451)

TOTAL CONTRIBUTIONS PER FORM 5500	$6,186,484	$75,837

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE G PLAN AMENDMENTS

The Plan was amended during the Plan year ended December 31, 2005, by two separate amendments. The first amendment affected the processing of distributions and established a Company contribution to eligible participants’ ESOP accounts. The second amendment allowed for the plan-to-plan transfer of certain assets from the Cantera Profit Sharing/401(k) Savings Plan.

Schedule 1

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT

Year Ended December 31, 2005

Schedule H, Part IV, Item 4i of Form 5500, EIN# 23-1184320, Plan 001

Shares	Description	Cost	Current Value
364,136	Penn Virginia Corporation Stock	$5,153,225	$20,901,406
17,969	AIM Basic Value	512,868	614,894
20,010	Federated Capital Appreciation	451,598	501,861
42,606	Federated Mid-Cap Index	846,079	944,155
106,495	Federated Total Return Bond	1,140,252	1,123,517
15,871	Fidelity Advisor Value Strat	489,452	470,587
32,143	Fidelity Advisor Div. Intl	588,383	672,114
80,092	MFS MA Investors Growth Stock	957,403	1,028,375
43,192	MFS Strategic Stock	793,808	826,693
19,753	Royce Low Price Stock	293,877	306,771
15,858	T Rowe Ret. 2010 R	214,768	229,941
20,642	T Rowe Ret. 2020 R	296,538	320,984
8,474	T Rowe Ret. 2030 R	129,056	139,138
1,295	T Rowe Ret. 2040 R	20,516	21,407
1,144	T Rowe Ret. Income R	13,920	14,238
2,025	Penn Virginia 401k Slf	2,025	2,025
631,596	PNC Investment Contract Fund	1,667,596	1,759,185
N/A	Participant loans, 5% to 8%	N/A	159,722

			$30,037,013

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
PNC BANK	PNC Investment Contract Fund	4,669.75			4,669.75
PNC BANK	PNC Investment Contract Fund	42,349.41			42,349.41
PNC BANK	PNC Investment Contract Fund	7,976.21			7,976.21
PNC BANK	PNC Investment Contract Fund	10,769.11			10,769.11
PNC BANK	PNC Investment Contract Fund		548.72	520.40		28.32
PNC BANK	PNC Investment Contract Fund	10,813.49			10,813.49
PNC BANK	PNC Investment Contract Fund		10,000.00	9,435.10		564.90
PNC BANK	PNC Investment Contract Fund	1.58			1.58
PNC BANK	PNC Investment Contract Fund		1.58	1.48		0.10
PNC BANK	PNC Investment Contract Fund	8,103.62			8,103.62
PNC BANK	PNC Investment Contract Fund	2,519.73			2,519.73
PNC BANK	PNC Investment Contract Fund	87.92			87.92
PNC BANK	PNC Investment Contract Fund		87.92	86.18		1.74
PNC BANK	PNC Investment Contract Fund		556.38	527.02		29.36
PNC BANK	PNC Investment Contract Fund		2,082.67	1,960.11		122.56
PNC BANK	PNC Investment Contract Fund	10,633.43			10,633.43
PNC BANK	PNC Investment Contract Fund	12,320.12			12,320.12
PNC BANK	PNC Investment Contract Fund		56.37	56.37
PNC BANK	PNC Investment Contract Fund	11,658.86			11,658.86
PNC BANK	PNC Investment Contract Fund		700.53	662.91		37.62
PNC BANK	PNC Investment Contract Fund	1,157,863.77			1,157,863.77

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
PNC BANK	PNC Investment Contract Fund	14,275.91			14,275.91
PNC BANK	PNC Investment Contract Fund		24,588.18	21,785.21		2,802.97
PNC BANK	PNC Investment Contract Fund	913.09			913.09
PNC BANK	PNC Investment Contract Fund		1,160,019.41	1,158,776.86		1,242.55
PNC BANK	PNC Investment Contract Fund	1,160,019.38			1,160,019.38
PNC BANK	PNC Investment Contract Fund	10,111.16			10,111.16
PNC BANK	PNC Investment Contract Fund		231.20	225.74		5.46
PNC BANK	PNC Investment Contract Fund		1,245.75	1,213.47		32.28
PNC BANK	PNC Investment Contract Fund		82,666.37	82,577.94		88.43
PNC BANK	PNC Investment Contract Fund		11,834.89	11,814.84		20.05
PNC BANK	PNC Investment Contract Fund	9,730.87			9,730.87
PNC BANK	PNC Investment Contract Fund		3,189.96	3,180.09		9.87
PNC BANK	PNC Investment Contract Fund	9,899.67			9,899.67
PNC BANK	PNC Investment Contract Fund		1,203.38	1,167.94		35.44
PNC BANK	PNC Investment Contract Fund		71,512.88	71,231.31		281.57
PNC BANK	PNC Investment Contract Fund		15,135.96	15,074.70		61.26
PNC BANK	PNC Investment Contract Fund	9,216.25			9,216.25
PNC BANK	PNC Investment Contract Fund		11,937.72	11,883.66		54.06
PNC BANK	PNC Investment Contract Fund		4,692.17	4,669.61		22.56
PNC BANK	PNC Investment Contract Fund	9,063.50			9,063.50
PNC BANK	PNC Investment Contract Fund		576.71	576.33		0.38

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
PNC BANK	PNC Investment Contract Fund		16.26	15.21		1.05
PNC BANK	PNC Investment Contract Fund		24,522.68	24,388.42		134.26
PNC BANK	PNC Investment Contract Fund		14,830.19	14,736.54		93.65
PNC BANK	PNC Investment Contract Fund	8,078.46			8,078.46
PNC BANK	PNC Investment Contract Fund	5,163.02			5,163.02
PNC BANK	PNC Investment Contract Fund		32,102.48	31,863.52		238.96
PNC BANK	PNC Investment Contract Fund		10,207.83	10,137.80		70.03
PNC BANK	PNC Investment Contract Fund		19,924.07	19,793.71		130.36
PNC BANK	PNC Investment Contract Fund		56,743.70	56,323.39		420.31
PNC BANK	PNC Investment Contract Fund		34,148.76	33,892.08		256.68
PNC BANK	PNC Investment Contract Fund		6,545.41	6,495.49		49.92
PNC BANK	PNC Investment Contract Fund		34,428.28	34,158.60		269.68
PNC BANK	PNC Investment Contract Fund	7,468.88			7,468.88
PNC BANK	PNC Investment Contract Fund		918.43	887.00		31.43
PNC BANK	PNC Investment Contract Fund		5,000.00	4,639.00		361.00
PNC BANK	PNC Investment Contract Fund	322.22			322.22
PNC BANK	PNC Investment Contract Fund		5,291.82	5,242.04		49.78
PNC BANK	PNC Investment Contract Fund	8,949.31			8,949.31
PNC BANK	PNC Investment Contract Fund		12,000.00	11,881.91		118.09
PNC BANK	PNC Investment Contract Fund		48,407.70	45,289.60		3,118.10
PNC BANK	PNC Investment Contract Fund	84.00			84.00

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
PNC BANK	PNC Investment Contract Fund		1,253.99	1,204.53		49.46
PNC BANK	PNC Investment Contract Fund	18,780.34			18,780.34
PNC BANK	PNC Investment Contract Fund		1,837.35	1,769.91		67.44
PNC BANK	PNC Investment Contract Fund	8,961.84			8,961.84
PNC BANK	PNC Investment Contract Fund		1,057.13	1,013.01		44.12
PNC BANK	PNC Investment Contract Fund	9,220.47			9,220.47
PNC BANK	PNC Investment Contract Fund	9,053.66			9,053.66
PNC BANK	PNC Investment Contract Fund		30,053.32	27,407.76		2,645.56
PNC BANK	PNC Investment Contract Fund	7,559.37			7,559.37
PNC BANK	PNC Investment Contract Fund		1,203.70	1,150.75		52.95
PNC BANK	PNC Investment Contract Fund	54.50			54.50
PNC BANK	PNC Investment Contract Fund		9,931.06	9,866.20		64.86
PNC BANK	PNC Investment Contract Fund		1,851.72	1,822.34		29.38
PNC BANK	PNC Investment Contract Fund		829.73	793.67		36.06
PNC BANK	PNC Investment Contract Fund	7,582.67			7,582.67
PNC BANK	PNC Investment Contract Fund	858.07			858.07
PNC BANK	PNC Investment Contract Fund	0.02			0.02
PNC BANK	PNC Investment Contract Fund	0.05			0.05
PNC BANK	PNC Investment Contract Fund		72,113.52	70,661.80		1,451.72
PNC BANK	PNC Investment Contract Fund		54.63	54.50		0.13
PNC BANK	PNC Investment Contract Fund	7,671.73			7,671.73

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
PNC BANK	PNC Investment Contract Fund	36,261.15			36,261.15
PNC BANK	PNC Investment Contract Fund		1,113.34	1,060.85		52.49
PNC BANK	PNC Investment Contract Fund	7,244.10			7,244.10
PNC BANK	PNC Investment Contract Fund	7,334.34			7,334.34
PNC BANK	PNC Investment Contract Fund		10,980.37	10,887.64		92.73
PNC BANK	PNC Investment Contract Fund		286.13	259.38		26.75
PNC BANK	PNC Investment Contract Fund	684.46			684.46
PNC BANK	PNC Investment Contract Fund	7,198.99			7,198.99
PNC BANK	PNC Investment Contract Fund	10,000.00			10,000.00
PNC BANK	PNC Investment Contract Fund		48,000.00	43,665.42		4,334.58
PNC BANK	PNC Investment Contract Fund	7,136.99			7,136.99
PNC BANK	PNC Investment Contract Fund		1,307.72	1,252.19		55.53
PNC BANK	PNC Investment Contract Fund	38.07			38.07
PNC BANK	PNC Investment Contract Fund		30.15	28.87		1.28
PNC BANK	PNC Investment Contract Fund	14,734.84			14,734.84
PNC BANK	PNC Investment Contract Fund		1,250.01	1,185.34		64.67
PNC BANK	PNC Investment Contract Fund	6,172.89			6,172.89
	Penn VA 401k slf	5,181.40			5,181.40
	Penn VA 401k slf		0.03	0.03
	Penn VA 401k slf	7,732.02			7,732.02
	Penn VA 401k slf	0.83			0.83

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k slf		13,081.77	13,081.77
	Penn VA 401k slf	8,956.90			8,956.90
	Penn VA 401k slf	310.62			310.62
	Penn VA 401k slf	8.61			8.61
	Penn VA 401k slf	9,441.59			9,441.59
	Penn VA 401k slf		18,582.35	18,582.35
	Penn VA 401k slf	16.53			16.53
	Penn VA 401k slf	18,279.94			18,279.94
	Penn VA 401k slf		9,615.58	9,615.58
	Penn VA 401k slf		8,760.98	8,760.98
	Penn VA 401k slf	572.91			572.91
	Penn VA 401k slf		3.00	3.00
	Penn VA 401k slf		593.28	593.28
	Penn VA 401k slf	9,134.66			9,134.66
	Penn VA 401k slf	5.33			5.33
	Penn VA 401k slf	7.94			7.94
	Penn VA 401k slf	9,497.27			9,497.27
	Penn VA 401k slf		18,641.72	18,641.72
	Penn VA 401k slf	41,975.19			41,975.19
	Penn VA 401k slf		9,453.07	9,453.07
	Penn VA 401k slf	8,331.37			8,331.37

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k slf		40,846.30	40,846.30
	Penn VA 401k slf	37.52			37.52
	Penn VA 401k slf	11,047.47			11,047.47
	Penn VA 401k slf		11,114.17	11,114.17
	Penn VA 401k slf	10,928.16			10,928.16
	Penn VA 401k slf		0.83	0.83
	Penn VA 401k slf		10,937.40	10,937.40
	Penn VA 401k slf	4,015.77			4,015.77
	Penn VA 401k slf	23.00			23.00
	Penn VA 401k slf	1,183.48			1,183.48
	Penn VA 401k slf	10,990.32			10,990.32
	Penn VA 401k slf		154.61	154.61
	Penn VA 401k slf		1.12	1.12
	Penn VA 401k slf		15,840.96	15,840.96
	Penn VA 401k slf	10,813.78			10,813.78
	Penn VA 401k slf		10,921.27	10,921.27
	Penn VA 401k slf	23.46			23.46
	Penn VA 401k slf	41,774.04			41,774.04
	Penn VA 401k slf	11,430.97			11,430.97
	Penn VA 401k slf		9,453.07	9,453.07
	Penn VA 401k slf	115.35			115.35

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k slf	5,698.30			5,698.30
	Penn VA 401k slf		49,109.83	49,109.83
	Penn VA 401k slf	11,310.62			11,310.62
	Penn VA 401k slf	5,163.03			5,163.03
	Penn VA 401k slf	1,540.27			1,540.27
	Penn VA 401k slf	13,555.49			13,555.49
	Penn VA 401k slf	8,179.81			8,179.81
	Penn VA 401k slf		40,140.60	40,140.60
	Penn VA 401k slf	12,284.25			12,284.25
	Penn VA 401k slf	14,749.15			14,749.15
	Penn VA 401k slf		919.72	919.72
	Penn VA 401k slf	5,000.00			5,000.00
	Penn VA 401k slf		31,239.79	31,239.79
	Penn VA 401k slf		0.73	0.73
	Penn VA 401k slf	10,853.46			10,853.46
	Penn VA 401k slf		0.02	0.02
	Penn VA 401k slf	4,419.94			4,419.94
	Penn VA 401k slf		510.65	510.65
	Penn VA 401k slf	29,597.56			29,597.56
	Penn VA 401k slf		44,425.09	44,425.09
	Penn VA 401k slf	10,777.03			10,777.03

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k slf	55.56			55.56
	Penn VA 401k slf		10,803.27	10,803.27
	Penn VA 401k slf		0.31	0.31
	Penn VA 401k slf	10,488.95			10,488.95
	Penn VA 401k slf	9,891.59			9,891.59
	Penn VA 401k slf		20,408.10	20,408.10
	Penn VA 401k slf	41,265.84			41,265.84
	Penn VA 401k slf	39.30			39.30
	Penn VA 401k slf		9,453.07	9,453.07
	Penn VA 401k slf	10,120.22			10,120.22
	Penn VA 401k slf		100.72	100.72
	Penn VA 401k slf		41,915.74	41,915.74
	Penn VA 401k slf		0.63	0.63
	Penn VA 401k slf	10,465.88			10,465.88
	Penn VA 401k slf	6,906.90			6,906.90
	Penn VA 401k slf	3,972.43			3,972.43
	Penn VA 401k slf		20,927.15	20,927.15
	Penn VA 401k slf	4,726.61			4,726.61
	Penn VA 401k slf		1.75	1.75
	Penn VA 401k slf	10,686.04			10,686.04
	Penn VA 401k slf	1,643.73			1,643.73

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k slf		0.12	0.12
	Penn VA 401k slf		17,158.59	17,158.59
	Penn VA 401k slf	858.05			858.05
	Penn VA 401k slf	1.85			1.85
	Penn VA 401k slf		0.05	0.05
	Penn VA 401k slf	10,517.11			10,517.11
	Penn VA 401k slf	1,503.83			1,503.83
	Penn VA 401k slf		13,111.08	13,111.08
	Penn VA 401k slf	39.15			39.15
	Penn VA 401k slf	10,935.82			10,935.82
	Penn VA 401k slf		10,955.34	10,955.34
	Penn VA 401k slf	0.67			0.67
	Penn VA 401k slf	10,796.17			10,796.17
	Penn VA 401k slf	40,789.44			40,789.44
	Penn VA 401k slf	684.46			684.46
	Penn VA 401k slf		52,170.86	52,170.86
	Penn VA 401k slf		377.65	377.65
	Penn VA 401k slf	10,729.45			10,729.45
	Penn VA 401k slf	42.12			42.12
	Penn VA 401k slf	173.43			173.43
	Penn VA 401k slf		10,624.54	10,624.54

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn VA 401k slf	13,087.54			13,087.54
	Penn VA 401k slf	5,392.39			5,392.39
	Penn VA 401k slf	157.03			157.03
	Penn VA 401k slf	10,643.21			10,643.21
	Penn VA 401k slf		29,368.59	29,368.59
	Penn Virginia Corp Stock		84,698.80	79,082.94		5,615.86
	Penn Virginia Corp Stock		6,020.70	5,252.34		768.36
	Penn Virginia Corp Stock	13,081.77			13,081.77
	Penn Virginia Corp Stock	18,305.91			18,305.91
	Penn Virginia Corp Stock		2,561.10	1,851.47		709.63
	Penn Virginia Corp Stock	8,760.98			8,760.98
	Penn Virginia Corp Stock		8,760.98	8,760.98
	Penn Virginia Corp Stock	8,760.98			8,760.98
	Penn Virginia Corp Stock	18,057.68			18,057.68
	Penn Virginia Corp Stock		18,057.68	14,516.83		3,540.85
	Penn Virginia Corp Stock		10,538.55	8,858.93		1,679.62
	Penn Virginia Corp Stock	593.28			593.28
	Penn Virginia Corp Stock		6,500.00	4,070.36		2,429.64
	Penn Virginia Corp Stock	18,641.72			18,641.72
	Penn Virginia Corp Stock	40,846.30			40,846.30
	Penn Virginia Corp Stock		25.16	19.23		5.93

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock	11,102.22			11,102.22
	Penn Virginia Corp Stock		115.60	89.99		25.61
	Penn Virginia Corp Stock		108.26	109.84		-1.58
	Penn Virginia Corp Stock	10,937.40			10,937.40
	Penn Virginia Corp Stock		6,165.89	5,255.99		909.90
	Penn Virginia Corp Stock		27,975.00	18,992.05		8,982.95
	Penn Virginia Corp Stock	53.47			53.47
	Penn Virginia Corp Stock		119.75	151.44		-31.69
	Penn Virginia Corp Stock	15,840.96			15,840.96
	Penn Virginia Corp Stock	10,921.27			10,921.27
	Penn Virginia Corp Stock		66.00	63.60		2.40
	Penn Virginia Corp Stock	49,109.83			49,109.83
	Penn Virginia Corp Stock		49.09	42.21		6.88
	Penn Virginia Corp Stock	40,140.60			40,140.60
	Penn Virginia Corp Stock		11.96	7.75		4.21
	Penn Virginia Corp Stock	31,239.79			31,239.79
	Penn Virginia Corp Stock		84.00	77.05		6.95
	Penn Virginia Corp Stock		78,296.49	58,478.43		19,818.06
	Penn Virginia Corp Stock		13,041.20	9,378.66		3,662.54
	Penn Virginia Corp Stock	44,425.09			44,425.09
	Penn Virginia Corp Stock		12,347.65	6,111.34		6,236.31

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock		47.34	31.99		15.35
	Penn Virginia Corp Stock	10,803.27			10,803.27
	Penn Virginia Corp Stock		28,528.40	17,964.12		10,564.28
	Penn Virginia Corp Stock		0.02	0.00		0.02
	Penn Virginia Corp Stock	20,408.10			20,408.10
	Penn Virginia Corp Stock		670.67	515.39		155.28
	Penn Virginia Corp Stock		50,744.63	33,942.66		16,801.97
	Penn Virginia Corp Stock	41,915.74			41,915.74
	Penn Virginia Corp Stock		7,055.59	4,750.94		2,304.65
	Penn Virginia Corp Stock	20,927.15			20,927.15
	Penn Virginia Corp Stock		200,179.25	125,296.55		74,882.70
	Penn Virginia Corp Stock		32,292.71	14,006.24		18,266.47
	Penn Virginia Corp Stock	12,591.67			12,591.67
	Penn Virginia Corp Stock		24,732.80	17,158.95		7,573.85
	Penn Virginia Corp Stock	17,158.59			17,158.59
	Penn Virginia Corp Stock		36,261.15	34,326.35		1,934.80
	Penn Virginia Corp Stock	1,136.00			1,136.00
	Penn Virginia Corp Stock		1,136.00	1,061.94		74.06
	Penn Virginia Corp Stock		568.00	493.94		74.06
	Penn Virginia Corp Stock	13,111.08			13,111.08
	Penn Virginia Corp Stock	10,955.34			10,955.34

Schedule 2

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES

EMPLOYEES’ 401(k) PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS

Year Ended December 31, 2005

Schedule H, Part IV, Item 4j of Form 5500, EIN #23-1184320, Plan 001

IDENTITY OF PARTY INVOLVED	DESCRIPTION OF ASSET	PURCHASE PRICE	SELLING PRICE	COST OF ASSET	CURRENT VALUE OF ASSET	NET GAIN/ LOSS
	Penn Virginia Corp Stock		1,843.00	1,714.61		128.39
	Penn Virginia Corp Stock		887.06	286.61		600.45
	Penn Virginia Corp Stock	52,170.86			52,170.86
	Penn Virginia Corp Stock		9,248.05	1,786.25		7,462.60
	Penn Virginia Corp Stock	10,624.54			10,624.54
	Penn Virginia Corp Stock	29,368.59			29,368.59
PNC BANK	PNC Investment Contract Fund	2,699,611.27	1,891,110.23	1,871,255.74	2,699,611.27	19,854.49
	Federated Total Return Bond	282,847.58	83,149.78	78,381.65	282,847.58	4,768.13
	AIM Basic Value	160,821.60	67,601.70	61,871.05	160,821.60	5,730.65
	Federated Capital Appreciation	157,068.11	77,653.16	73,049.21	157,068.11	4,603.95
	MFS MA Investors Growth Stock	148,327.83	171,979.91	174,520.17	148,327.83	-2,540.26
	MFS Strategic Growth	115,811.55	136,429.02	139,166.46	115,811.55	-2,737.44
	Janus Adviser Intl Growth	0.00	0.00	0.00	0.00
	Federated Mid-Cap Index	453,331.80	225,295.41	199,547.41	453,331.80	25,748.00
	Fidelity Advisor Value Strat	254,196.98	98,171.94	83,424.77	254,196.98	14,747.17
	Penn Virginia Corp Stock	581,990.18	669,739.33	474,507.97	581,990.18	195,231.36
	Penn VA 401k slf	581,580.11	581,725.50	581,725.50	581,580.11
BANK FUND	Loan	152,010.71	73,861.78	73,861.78	152,010.71
	Fidelity Advisor Div Int’l	446,646.66	130,456.01	118,592.22	446,646.66	11,863.79
	Royce Low Price Stock	227,520.53	19,037.78	18,536.86	227,520.53	500.92
	T Rowe Ret 2010 R	90,907.96	1.02	1.02	90,907.96
	T Rowe Ret 2020 R	189,403.28	636.92	597.71	189,403.28	39.21
	T Rowe Ret 2030 R	101,342.02	46,156.59	41,844.28	101,342.02	4,312.31
	T Rowe Ret 2040 R	20,579.42	239.58	238.44	20,579.42	1.14
	T Rowe Ret Income R	17,337.65	3,431.50	3,417.38	17,337.65	14.12

EXHIBITS

The following document is filed as an exhibit to this Annual Report on Form 11-K:

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PENN VIRGINIA CORPORATION AND AFFILIATED COMPANIES EMPLOYEES’ 401(k) PLAN

By:	/s/ Frank A. Pici
Frank A. Pici Executive Vice President and Chief Financial Officer, Penn Virginia Corporation Member, Plan Administrative Committee

Date:	June 28, 2006